EMPLOYMENT AGREEMENT

This Employment Agreement (this Agreement) dated as of May 1, 1995 is made by and between Keith Carrigan (Carrigan) and Can Tech Investments Ltd. (Can Tech) a Canadian corporation.

In consideration for their mutual promises and covenants and the terms and conditions contained in this Agreement, Can Tech hereby offers and Carrigan hereby accepts employment with Can Tech upon the terms and conditions set forth herein.

AGREEMENT

1 Term; Termination of Employment.

1.1 The term of employment pursuant to this Agreement shall continue until terminated by Can Tech of Carrigan in accordance with this Agreement. Either party may terminate the employment as follows.
     (a) Carrigan may terminate his employment at any time and for any reason upon sixty (60) days prior written notice to Can Tech.
     (b) Can Tech may terminate Carrigans employment at any time and for any reason on 365 days prior written notice.
     (c) Can Tech may terminate Carrigans employment for cause, if Carrigan has failed to remedy the non-performance within a reasonable period after written notice of any of material any non-performance has been given by Can Tech to Carrigan to remedy any instance of material non-performance. For purposes of the preceding sentence cause shall include, dishonesty fraud, conviction or confession of an indictable offence or of a crime involving moral turpitude, destruction or theft of Can Techs property, physical attack resulting in injury to a fellow employee, intoxication at work, use of narcotics or alcohol to an extent which impair the performance of duties, willful malfeasance or gross negligence use of narcotics or alcohol to an extent which impairs duties, misconduct materially injurious to Can Tech, or any breach or threatened breach of this Agreement.
1.2 If Carrigans employment is terminated, he shall continue to be bound by the terms of paragraphs 5 and 6 of this Agreement.

2    Powers, Duties, Responsibilities.
Carrigan shall hold the offices of Director, President, Chief Operating Officer and Chief Executive Office of Can Tech and shall have the power and authority commensurate with those offices and shall have responsibilities and shall carry out the duties and responsibilities commensurate with those offices along with such other reasonable duties as assigned by the Board of Directors of Can Tech from time to time.

3    Compensation.
3.1  Can Tech shall pay to Carrigan:
     (a) a salary of $5,000 per month until January 31, 1996;
     (b) a salary of $8,000 per month from February 1, 1996 through July 31, 1996; and
     (c) thereafter, a salary, payable monthly, which is equal to that paid to individuals with similar duties and responsibilities in other corporations with similar revenues in the manufacturing industry in but which salary shall, in any event, not be less than $10,000 per month.

3.2  As additional compensation Carrigan shall receive the following benefits:
     (a) the exclusive use of a late model automobile provided by Can Tech and all operating, maintenance, repair and insurance costs in connection with the automobile shall be paid by Can Tech;
     (b) any and all medical, prescriptions, dental and visual coverage, all life and accidental death and disability insurance available to employees of Can Tech or any affiliate of Can Tech;
     (c) paid vacation benefit of 4 weeks per year subject to the normal policies and procedures established by Can Tech from time to time;
     (d) Clue dues and/or fees of not less than $2,000 per year;
     (e) Commencing in 1997, and in each year thereafter, an annual contribution of $13,500 or such greater or lesser amount as is equal to the maximum contribution Carrigan is permitted to make in that applicable year to Carrigans RRSP plus an annual cash bonus sufficient to offset the income taxes on said contribution;
     (f) Carrigan shall be entitled to participate in any and all stock option plans established by Can Tech on such basis which is commensurate with his position as the senior officer of Can Tech; and
     (g) Carrigan shall be entitled to participate in any and all bonus programs as established by the Board of Directors of Can Tech from time to time.

4    Benefits.
Carrigan shall participate fully in all other benefits provided by Can Tech to its employees.

5    Covenant Not to Compete.
In consideration for the employment granted to him by this Agreement, Carrigan agrees that he will not directly or indirectly compete with Can Tech during the term of his employment with Can Tech, or for a period of two (2) years from the date on which his employment with Can Tech terminates. This covenant not to compete shall include all geographical areas in which Can Tech is actively marketing products as of the termination date and shall prohibit the following activities:
      (a)design, develop, manufacture, produce, sell, market, solicit or accept orders with regard to any product, concept, or business line which is directly competitive with any aspect of the business of Can Tech as conducted as of the termination date, whether or not using and Confidential Information (as defined below);
      (b)anywhere in the world where Can Tech is actively marketing products or services as of the date of termination of employment, have any business dealings or contacts except those which demonstrably do not relate to or compete with the business or interests of Can Tech; or
      (c)be an employee, employer, consultant, officer, director, partner, trustee, or shareholder of more than 10% of the outstanding common stock of any person or entity that does any of the activities just listed.

The foregoing restrictive covenant shall not be considered to be breached by reason only of Carrigan holding any shares of a corporation where such shares are publicly traded.

6.   Ownership of Technology; Confidentiality.
Carrigan recognizes and acknowledges that during the course of his employment he will have access to certain information not generally known to the public, relating to the products, sales or business of Can Tech, which may include without limitation software, literature, data programs, customer or contact lists, sources of supply, prospects or projections, manufacturing techniques, processes, formulas, research or experimental work, work in process, trade secrets or any other proprietary or confidential matter (collectively, the Confidential Information). Carrigan recognizes and acknowledges that this Confidential Information constitutes a valuable, special and unique asset of access to and knowledge of which are essential to the performance of Carrigan's Duties. Carrigan acknowledges and agrees that all such Confidential Information, including without limitation that which he conceives or develops, either alone or with others, at any time during his employment Can Tech, is and shall remain the exclusive property of Can Tech. Carrigan further recognizes, acknowledges and agrees that in order to enable Can Tech to perform services for its customers or clients, such customers or clients may furnish to Can Tech Confidential Information concerning their business affairs, property, methods of operation or other data, that the goodwill afforded to Can Tech depends upon Can Tech and its employees preserving the confidentiality of such information, and that such information shall be treated as Confidential Information of Can Tech for all purposes under this Agreement.
     6.1 Non-Disclosure. Carrigan agrees that, except as directed by Can Tech, Carrigan will not at any time, whether during or after his employment with Can Tech, use or disclosure to any person for any purpose other than for the benefit of Can Tech any Confidential Information, or permit any person to use, examine and/or make copies of any documents, files, data or other information sources which contain or are derived from Confidential Information, whether prepared by Carrigan or otherwise coming into Can Tech's possession or control, without the prior written permission of Can Tech.
     6.2 Possession. Carrigan agrees that upon request by Can Tech, and in any event upon termination of employment, Carrigan shall turn over to Can Tech all Confidential Information in Carrigan's possession or under his control which was created pursuant to, is connected with or is derived from Carrigan's services to Can Tech, or which is related in any manner to Can Tech's business activities or research and development efforts, whether or not such materials are in Carrigan's possession as of the date of this Agreement.
     6.3 Saving Provision. Can Tech and Carrigan agree that the agreements and covenants not to compete contained in the preceding paragraphs 5 and 6, including the scope of the restricted activities described therein and the duration and geographic extent of such restrictions, are fair and reasonably necessary for the protection of Can Tech's Confidential Information, goodwill, and other interests, in light of all of the facts and circumstances of the relationship between Carrigan and Can Tech. In the event a court of competent jurisdiction should decline to enforce any provision of the preceding paragraphs, such paragraphs shall be deemed to be modified to restrict Carrigan's competition with Can Tech to the maximum extent, in both time and geography, which the court shall find enforceable.

7.   Injunctive Relief.
Carrigan acknowledges that disclosure of any Confidential Information or breach or threatened breach of the non-competition and non-disclosure covenants or other agreements contained herein would give rise to irreparable injury to Can Tech or clients of Can Tech, which injury would be inadequately compensable in money damages. Accordingly, Can Tech or where appropriate, a client of Can Tech, may seek and obtain injunctive relief from the breach or threatened breach of any provision, requirement or covenant of this Agreement, in addition to and not in limitation of any other legal remedies which may be available.

8.   General
(a) This Agreement is made under and subject to the laws of the Province of Ontario and the laws of Canada applicable therein.
b) There are no oral or other agreements which modify or affect this Agreement.
(c)  All dollars expressed in this Agreement are in Canadian dollars.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day, month and year first above written.

                        CAN TECH INVESTMENTS LTD.



                        Per: ___________________________
                             Name:
                             Title:


SIGNED, SEALED AND DELIVERED    )
  In the presence of            )
                                )
                                )
____________________________    )   ___________________________ l/s
                                )   Keith Carrigan